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                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3 )*

                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock $0.001 par value
           --------------------------------------------------------
                         (Title of Class of Securities)

                                    74157104
           --------------------------------------------------------
                                 (CUSIP Number)

    R.S. Thorn, American Ecology Corporation, 805 W. Idaho Street, Suite 200
                        Boise, ID  83702  (208) 331-8400
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 2, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















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



CUSIP No. 74157104
          --------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    American Ecology Corporation, #95-3889638
    ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [ ]
    ---------------------------------------------------------------------------
3.  SEC USE ONLY

    ---------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    ---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
    ---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    ---------------------------------------------------------------------------
                    7. SOLE VOTING POWER

 NUMBER OF             502,500
  SHARES               --------------------------------------------------------
BENEFICIALLY
  OWNED BY          8. SHARED VOTING POWER
   EACH
 REPORTING             0
  PERSON               --------------------------------------------------------
   WITH
`                   9. SOLE DISPOSITIVE POWER

                       502,500
                       --------------------------------------------------------

                   10. SHARED DISPOSITIVE POWER

                       0
                       --------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    502,500
    ---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
    ---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.98
    ---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    CO
    ---------------------------------------------------------------------------



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


ITEM 1.

American Ecology Corporation, a Delaware Corporation ("AEC") has decreased its percentage ownership of Perma-Fix Environmental Services Inc., a Delaware Corporation ("PESI") by selling 292,500 shares of PESI common stock, par value $.001 per share between June 2, 1997 and June 9, 1997 at prices between 1-15/16 and 2-1/16.

ITEM 2.

The name, business addresses, and present principal occupations or employments (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of AEC's directors and executive officers are set forth below. If no address is given, the directors or officers address is American Ecology Corporation, 805 W. Idaho Street, Suite 200, Boise, Idaho 83702. All directors and officers are citizens of the United States of America.


           Directors (including executive officers who are directors)
           ----------------------------------------------------------

                          Jack K. Lemley
                          Chairman & Chief Executive Officer
                          American Ecology Corporation

                          Paul F. Schutt
                          Chief Executive Officer
                          Nuclear Fuel Services, Inc.

                          Rotchford Barker
                          Independent Businessman

                          Keith Bronstein
                          President
                          Tradelink LLC

                          Patricia M. Eckert
                          Owner
                          Patricia M. Eckert & Associates

                          Jerry J. Scoville
                          President
                          J.J. Scoville & Associates, Inc.

                          Edward F. Heil
                          Chairman of the Board
                          American Environmental Construction Co.

                          Paul Bergson
                          Principal
                          Bergson & Co.


                   Executive Officers (who are not directors)
                   ------------------------------------------

                          R.S. Thorn
                          Chief Accounting Officer

                          Richard F. Paton
                          Vice-President

                          Joseph J. Nagel
                          Vice-President

                          Ian P.F. Dorling
                          Treasurer

ITEM 5.

AEC has made several sales of Perma-Fix Environmental Services, Inc. ("PESI") common stock between June 2, 1997 and June 9, 1997. At June 1, 1997 AEC owned 795,000 shares of common stock of PESI (7.87%). Upon completion of the June 9, 1997 sale, AEC owned 502,500 shares of PESI common stock (4.98%). AEC intends to continue selling its investment in the PESI common stock, including the sales of some or all of such shares, on the open market or otherwise, as AEC deems appropriate in the light of market circumstances existing from time to time.

AEC sales of PESI common stock in the open market on the NASDAQ exchange were:


 DATE            SHARES           PRICE                PROCEEDS
 ----            ------           -----                --------
6/2/97           46,500          1-15/16          $    90,090.73
6/2/97           25,000           2-1/32               50,779.55
6/3/97           43,500          1-15/16               84,278.42
6/3/97            5,000             2                   9,999.66
6/4/97           25,000             2                  49,998.33
6/5/97           61,000             2                 121,995.91
6/6/97           11,000             2                  21,999.25
6/9/97           42,500           2-1/16               87,653.32
6/9/97           33,000             2                  65,997.78
                -------                           --------------
TOTALS          292,500                           $   582,792.95






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Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 11, 1997

                                        AMERICAN ECOLOGY CORPORATION



                                        By:  /s/ JACK K. LEMLEY
                                             ----------------------------------
                                             Jack K. Lemley
                                             Chairman & Chief Executive Officer



                                        By:  /s/ R.S. THORN
                                             ----------------------------------
                                             R.S. Thorn
                                             Chief Accounting Officer






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